[GRAPHIC OMITTED] Ahold                                       FIRST QUARTER 2007
                                                                    June 7, 2007

                                                                EARNINGS RELEASE

HIGHLIGHTS

o    Sale of U.S. Foodservice for $7.1 billion announced

o EUR 3 billion to be returned to shareholders by capital repayment and reverse stock split

o    Investment grade rating restored by Standard & Poor's

o    Operating income down EUR 3 million to EUR 421 million

o    Net income down EUR 5 million to EUR 241 million

o    Roll-out of Value Improvement Program on track

o    Albert Heijn's operating income up nearly 50% to EUR 150 million

--------------------------------------------------------------------------------

Amsterdam, the Netherlands, June 7, 2007 - Ahold today published its interim financial report for the first quarter of 2007. Anders Moberg, President and CEO of Ahold, said: "The first quarter showed an encouraging start to the year. We registered positive identical sales at all banners except Giant-Landover, core retail operating margins are developing in-line with our expectations, and significant progress was made on reducing core Corporate Center costs. Our divestment program is progressing well; we recently announced the agreement on the sale of U.S. Foodservice, subject to shareholder approval. Our Value Improvement Program at Stop & Shop and Giant-Landover is being rolled out as planned and we see encouraging improvements in the way customers perceive price and quality."

FINANCIAL PERFORMANCE

FIRST QUARTER 2007
Net sales were EUR 13.2 billion, down 0.7% from the same period last year. At constant exchange rates, net sales increased by 5.8%.

Operating income was EUR 421 million, EUR 3 million lower than last year. Retail operating income was EUR 383 million, an operating margin of 4.4%. U.S. Foodservice operating income was EUR 79 million, an operating margin of 1.7%. Core Corporate Center costs were EUR 33 million for the quarter, down EUR 16 million from a year ago.

Cash flow before financing was EUR 2 million negative for the quarter - EUR 100 million better than the same period last year. Year-over-year comparisons are distorted by large payments made under the class action settlement (EUR 284 million paid in 2007 and EUR 536 million in 2006) and significant proceeds from divestments in 2006.

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD
GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSERVICE PEAPOD PINGO DOCE
STOP & SHOP TOPS U.S.FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST
2007012                             Page 1/3                       www.ahold.com

[GRAPHIC OMITTED] Ahold                                       FIRST QUARTER 2007
                                                                    June 7, 2007

                                                    EARNINGS RELEASE - CONTINUED

PERFORMANCE BY BUSINESS SEGMENT

STOP & SHOP / GIANT-LANDOVER
For the first quarter, net sales of $5.1 billion were up 1.8% compared with the same period last year; identical sales were up 0.3% at Stop & Shop (down 0.1% excluding gasoline net sales) and down 1.1% at Giant-Landover. Operating income was $228 million -- or 4.5% of net sales -- down $61 million from the same period last year. First quarter 2007 included restructuring charges of $9 million whereas the first quarter 2006 was positively impacted by a one-time post-employment benefits adjustment of $27 million. Furthermore, margins were impacted by price investments related to the further roll-out of the Value Improvement Program.

GIANT-CARLISLE
For the first quarter, net sales of $1.3 billion were up 16% from the same period last year, partially reflecting the impact of the Clemens acquisition; identical sales were up 4.4% (3.9% excluding gasoline net sales). Operating income increased by $5 million to $56 million or 4.3% of net sales.

ALBERT HEIJN
For the first quarter, net sales of EUR 2.4 billion were up 12.6% compared with the same period last year, partially reflecting the impact of the Konmar acquisition. Identical sales increased at Albert Heijn supermarkets by 8.6%. Operating income was EUR 150 million or 6.3% of net sales - up EUR 48 million from the prior year, as Albert Heijn benefited from higher identical sales, effective cost control and lower pension charges.

ALBERT / HYPERNOVA (CZECH REPUBLIC AND SLOVAKIA)
For the first quarter, net sales increased 9.9% to EUR 434 million. At constant exchange rates net sales increased 6.7%. Identical sales increased 3.4%. Operating losses were EUR 5 million compared to a loss of EUR 10 million in the same period last year.

SCHUITEMA
For the first quarter, net sales grew 3.8% to EUR 987 million. Identical sales increased 3.2%. Operating income of EUR 22 million, or 2.2% of net sales, was down EUR 9 million from the same period last year, as a result of improved conditions for Schuitema's franchisees and increased commercial activities.

U.S. FOODSERVICE
For the first quarter, net sales increased 4.4% to $6.1 billion. Operating income was $104 million compared to $80 million in the same quarter last year; operating margin was 1.7%. The improvement was primarily attributable to lower operating costs.

UNCONSOLIDATED JOINT VENTURES AND ASSOCIATES
For the first quarter, Ahold's share in income of joint ventures and associates decreased 24% to EUR 22 million. The decrease was primarily attributable to ICA, due to the continuing weak performance of Norway and higher costs including logistic expenses at ICA in Sweden associated with a new distribution network and warehouse. These should improve the future cost-efficiency of ICA's supply chain.

Ahold Press Office: +31 (0)20 509 5343

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
[GRAPHIC OMITTED] Ahold                                       FIRST QUARTER 2007
                                                                    June 7, 2007

                                                    EARNINGS RELEASE - CONTINUED

OTHER INFORMATION

Non-GAAP financial measures:

o Net sales at constant exchange rates. In certain instances, net sales exclude the impact of using different currency exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous period is adjusted using the average currency exchange rates for the first quarter of 2007 in order to understand this currency impact. In certain instances, net sales are presented in local currency. Management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

o Identical sales, excluding gasoline net sales. Given that gasoline prices have recently experienced greater volatility than food prices, management believes that by excluding gasoline net sales, this measure provides a better insight into the recent positive effect of gasoline net sales on Ahold's identical sales.

o Core Corporate Center costs. Core Corporate Center costs relate to the core responsibilities of the Corporate Center, including Corporate Finance, Corporate Strategy, Internal Audit, Legal, Human Resources, Information Management, Communications and the Corporate Executive Board. Total corporate costs also include results from other activities co-ordinated centrally but not allocated to any operating company. Management believes that this measure provides a better insight into the Company's operating performance.

o Operating income (loss) in local currency. In certain instances, operating income (loss) is presented in local currency. Management believes this measure provides a better insight into the operating performance of foreign subsidiaries.

o Cash flow before financing. Cash flow before financing is the sum of net cash from operating activities and net cash from investing activities. Management believes that because this measure excludes net cash from financing activities, this measure is useful where such financing activities are discretionary, as in the case of voluntary debt prepayments.

This earnings release should be read in conjunction with Ahold's interim financial report for the first quarter 2007, which is available on www.ahold.com. This release contains certain non-GAAP financial measures which are further discussed in the interim financial report. The data provided in this earnings release are unaudited and are accounted for in accordance with IFRS unless otherwise stated.

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this earnings release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to the planned sale of U.S. Foodservice, statements as to plans for a reverse stock split and capital repayment and plans and expectations for the Value Improvement Program. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as Ahold's ability to complete planned divestments on terms acceptable to Ahold, including the closing of the sale of U.S. Foodservice, the ability to satisfy, or delays in satisfying, closing conditions to such divestments, the actions of Ahold's shareholders, competitors, courts, government agencies and other third parties, Ahold's liquidity needs exceeding expected levels, the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, the actions of Ahold's customers, including their acceptance of Ahold's plans and strategies, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, the benefits from Ahold's plans and strategies being less than those anticipated, the costs or other results of legal proceedings, and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this earnings release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this earnings release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

--------------------------------------------------------------------------------
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
================================================================================

[GRAPHIC OMITTED] Ahold                                   Koninklijke Ahold N.V.
                                                          First quarter 2007
                                                          June 7, 2007

                             KONINKLIJKE AHOLD N.V.

                            INTERIM FINANCIAL REPORT

                               FIRST QUARTER 2007

                       (January 1, 2007 - April 22, 2007)

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSERVICE PEAPOD PINGO DOCE STOP & SHOP TOPS U.S. FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

                                                                   www.ahold.com

================================================================================

                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                        First quarter 2007

CONTENTS

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

     CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS                             3

     CONSOLIDATED INTERIM STATEMENTS OF RECOGNIZED INCOME AND EXPENSE          4

     CONSOLIDATED INTERIM BALANCE SHEETS                                       5

     CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS                             7

     NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS          8

OTHER FINANCIAL AND OPERATING INFORMATION                                     16

FORWARD-LOOKING STATEMENTS NOTICE                                             20

                                        2
                                                                   www.ahold.com

                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Condensed consolidated interim financial statements     First quarter 2007

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
(unaudited)

(Euros in millions, except per share data)                           Note           Q1 2007         Q1 2006
--------------------------------------------------------------   ------------    ------------    ------------
Net sales                                                                   3          13,221          13,317
Cost of sales                                                               6         (10,548)        (10,574)
                                                                 ------------    ------------    ------------
Gross profit                                                                            2,673           2,743
Selling expenses                                                                       (1,838)         (1,882)
General and administrative expenses                                     4,5,6            (414)           (437)
                                                                 ------------    ------------    ------------
Total operating expenses                                                    6          (2,252)         (2,319)
                                                                 ------------    ------------    ------------
Operating income                                                            3             421             424
                                                                 ------------    ------------    ------------
Interest income                                                                            18              14
Financial expense                                                                        (155)           (179)
                                                                 ------------    ------------    ------------
Net financial expense                                                                    (137)           (165)
Share in income of joint ventures and associates                            7              22              29
                                                                 ------------    ------------    ------------
Income before income taxes                                                                306             288
                                                                 ------------    ------------    ------------
Income taxes                                                                              (74)            (71)
                                                                 ------------    ------------    ------------
Income from continuing operations                                                         232             217
                                                                 ------------    ------------    ------------
Income from discontinued operations                                         8               9              29
                                                                 ------------    ------------    ------------
Net income                                                                                241             246
                                                                 ------------    ------------    ------------
Attributable to:
  Common shareholders of Ahold                                                            237             239
  Minority interests                                                                        4               7
                                                                 ------------    ------------    ------------
Net income                                                                                241             246
                                                                 ------------    ------------    ------------
Net income per share attributable to common shareholders
  basic                                                                                  0.15            0.15
  diluted                                                                                0.15            0.15
Weighted average number of common shares outstanding (x 1,000)
  basic                                                                             1,579,006       1,555,325
  diluted                                                                           1,587,624       1,655,974

Average USD exchange rate (euro per U.S. dollar)                                       0.7591          0.8287

                                        3
                                                                   www.ahold.com

                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Condensed consolidated interim financial statements     First quarter 2007

CONSOLIDATED INTERIM STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
(unaudited)

(Euros in millions)                              Q1 2007    Q1 2006
----------------------------------------------   -------    -------
Net income                                           241        246

Exchange rate differences in foreign interests      (160)      (207)
Gains (losses) on cash flow hedges - net              12         24
Other - net                                            1          -
                                                 -------    -------
Income (expense) recognized directly in equity      (147)      (183)
                                                 -------    -------
Total recognized income and expense                   94         63
                                                 -------    -------
Attributable to:
  Common shareholders                                 90         56
  Minority interests                                   4          7
                                                 -------    -------
Total recognized income and expense                   94         63
                                                 -------    -------

                                        4
                                                                   www.ahold.com

                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Condensed consolidated interim financial statements     First quarter 2007

CONSOLIDATED INTERIM BALANCE SHEETS
(unaudited)

                                                                       April      December
(Euros in millions)                                        Note      22, 2007     31, 2006
------------------------------------------------------   --------    ---------    --------
ASSETS
Property, plant and equipment                                            6,529       6,925
Investment property                                                        410         431
Goodwill                                                                 2,131       2,184
Other intangible assets                                                    444         470
Investments in joint ventures and associates                               818         799
Deferred tax assets                                                        513         528
Other non-current assets                                                   419         449
                                                         --------    ---------    --------
Total non-current assets                                                11,264      11,786
                                                         --------    ---------    --------
Assets held for sale                                                       803         470
Inventories                                                              1,966       2,056
Income taxes receivable                                                    110         169
Receivables                                                              1,878       1,938
Other current assets                                                       157         179
Cash and cash equivalents                                      10        1,560       1,844
                                                         --------    ---------    --------
Total current assets                                                     6,474       6,656
                                                         --------    ---------    --------
Total assets                                                            17,738      18,442
                                                         --------    ---------    --------
End of period USD exchange rate (euro per U.S. dollar)                  0.7358      0.7576

                                        5
                                                                   www.ahold.com

                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Condensed consolidated interim financial statements     First quarter 2007

CONSOLIDATED INTERIM BALANCE SHEETS - CONTINUED
(unaudited)

                                                                       April      December
(Euros in millions)                                        Note      22, 2007     31, 2006
------------------------------------------------------   --------    ---------    --------
GROUP EQUITY AND LIABILITIES
Equity attributable to common shareholders                               5,309       5,030
Cumulative preferred financing shares                           9            -         169
Minority interests                                                          70          71
                                                         --------    ---------    --------
Group equity                                                             5,379       5,270
                                                         --------    ---------    --------
Pensions and other post-employment benefits                                432         482
Deferred tax liabilities                                                    26          73
Provisions                                                                 510         523
Loans                                                                    3,926       4,170
Other non-current financial liabilities                                  1,822       1,905
Other non-current liabilities                                              158         198
                                                         --------    ---------    --------
Total non-current liabilities                                            6,874       7,351
                                                         --------    ---------    --------
Liabilities related to assets held for sale                                539         226
Provisions                                                                 222         287
Income taxes payable                                                        66          32
Accounts payable                                                         2,729       2,955
Other current financial liabilities                                        776         789
Other current liabilities                                                1,153       1,532
                                                         --------    ---------    --------
Total current liabilities                                                5,485       5,821
                                                         --------    ---------    --------
Total group equity and liabilities                                      17,738      18,442
                                                         --------    ---------    --------
End of period USD exchange rate (euro per U.S. dollar)                  0.7358      0.7576

                                        6
                                                                   www.ahold.com

                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Condensed consolidated interim financial statements     First quarter 2007

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

(Euros in millions)                                        Note       Q1 2007      Q1 2006
------------------------------------------------------   --------    ---------    ---------
Cash generated from operations                                 10          291         (128)
Income taxes paid                                                          (17)         (38)
                                                         --------    ---------    ---------
Operating cash flows from continuing operations                            274         (166)
Operating cash flows from discontinued operations                          (18)          52
                                                         --------    ---------    ---------
Net cash from operating activities                                         256         (114)
Purchase of non-current assets                                            (284)        (270)
Divestments of assets and disposal groups held
 for sale                                                                   21          108
Acquisition of businesses, net of cash acquired                            (11)           -
Divestment of businesses, net of cash divested                               2           58
Dividends from joint ventures and associates                                 1            -
Interest received                                                           18           18
Other                                                                        5            -
                                                         --------    ---------    ---------
Investing cash flows from continuing operations                           (248)         (86)
Investing cash flows from discontinued operations                          (10)          98
                                                         --------    ---------    ---------
Net cash from investing activities                                        (258)          12
Interest paid                                                             (105)        (113)
Proceeds from loans                                                          1           10
Repayments of loans                                                       (122)         (25)
Changes in derivatives                                                     (11)         (11)
Changes in short-term borrowings                                             -          (82)
Other                                                                      (10)         (23)
                                                         --------    ---------    ---------
Financing cash flows from continuing operations                           (247)        (244)
Financing cash flows from discontinued operations                           (8)          13
                                                         --------    ---------    ---------
Net cash from financing activities                                        (255)        (231)
                                                         --------    ---------    ---------
Net cash from operating, investing and financing
 activities                                                    10         (257)        (333)
                                                         --------    ---------    ---------
Average USD exchange rate (euro per U.S. dollar)                        0.7591       0.8287

For a reconciliation between net cash from operating, investing and financing activities and cash and cash equivalents as presented in the balance sheets, see note 10.

                                        7
                                                                   www.ahold.com

                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Condensed consolidated interim financial statements     First quarter 2007

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Euros in millions, unless otherwise stated)

1 THE COMPANY AND ITS OPERATIONS

The principal activities of Koninklijke Ahold N.V. ("Ahold" or the "Company"), a public limited liability company with its registered seat in Zaandam, the Netherlands and its head office in Amsterdam, the Netherlands, are the operation through subsidiaries and joint ventures of retail trade supermarkets in the United States and Europe and a foodservice business in the United States. In addition, some subsidiaries finance, develop and manage store sites and shopping centers primarily to support retail operations. On May 2, 2007, Ahold announced it reached agreement, subject to shareholders' approval, on the sale of its remaining foodservice business, U.S. Foodservice.

Ahold's retail business generally experiences a seasonal increase in net sales in the fourth quarter of each year. Net sales figures for Ahold's foodservice business are not significantly impacted by seasonal influences.

The information in these condensed consolidated interim financial statements ("interim financial statements") is unaudited.

2 ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting." The accounting policies applied in these interim financial statements are consistent with those applied in Ahold's 2006 financial statements. The changes in accounting policies as described in the 2006 financial statements were implemented in the second quarter of 2006. Consequently, the comparative figures in these interim financial statements have been adjusted for the 2006 changes in accounting policies resulting in an increase of net income for Q1 2006 of EUR 3. Comparative figures have also been adjusted to reflect the classification of Tops, Poland and Jeronimo Martins Retail ("JMR") as held for sale and discontinued operations.

IFRS differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). For information on the principal differences between IFRS and US GAAP relevant to Ahold, see Note 35 to Ahold's 2006 consolidated financial statements.

Ahold's reporting calendar is based on 13 periods of four weeks, with Q1 2007 comprising 16 weeks and ending on April 22, 2007 (Q1 2006: 16 weeks ending on April 23, 2006). U.S. Foodservice's reporting calendar is based on four quarters each consisting of three periods of five, four and four weeks, respectively (first quarter comprises 13 weeks). A proportionate part (3/5th) of U.S. Foodservice's reported results for their period 4 is included in these interim financial statements, resulting in a first quarter included in these interim financial statements that contains the same number of weeks compared to the first quarter of Ahold.

The financial year of Ahold's unconsolidated joint venture ICA AB ("ICA") corresponds to the calendar year. Any significant transactions and/or events between ICA's quarter-end and Ahold's quarter-end are taken into account in the preparation of Ahold's interim financial statements.

Euro equivalents of foreign currency amounts stated in the notes to these interim financial statements are determined using historical rates for settled items and closing rates for items to be settled as of April 22, 2007.

3 SEGMENT REPORTING

Ahold's retail and foodservice operations are presented in seven business segments. In addition, Ahold's Corporate Center and certain unallocated costs are presented separately.

As of Q1 2007, Giant-Carlisle/Tops is renamed Giant-Carlisle, following Tops' classification as held for sale and discontinued operation. Also as of Q1 2007, the Central Europe segment is renamed Albert/Hypernova.

                                        8
                                                                   www.ahold.com

                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Condensed consolidated interim financial statements     First quarter 2007

Segment                       Significant operations in the segment
--------------------------    --------------------------------------------------
Retail
Stop & Shop/Giant-Landover    Stop & Shop, Giant-Landover and Peapod
Giant-Carlisle                Giant-Carlisle and Tops(1)
Albert Heijn                  Albert Heijn, Etos, Gall & Gall and Ahold Coffee
                               Company
Albert/Hypernova              Czech Republic, Poland(1) and Slovakia
Schuitema                     Schuitema (73.2%)
Other retail                  Unconsolidated joint ventures ICA (60%) and JMR
                               (49%)(1)

Foodservice
U.S. Foodservice              U.S. Foodservice

Corporate Center              Corporate staff (the Netherlands, Switzerland and
                               the United States)

1.   Classified as held for sale and discontinued operation.

NET SALES

Net sales per segment are as follows:

(Euros in millions)                  Q1 2007    Q1 2006    % change
---------------------------------    -------    -------    --------
Stop & Shop/Giant-Landover             3,854      4,135        (6.8%)
Giant-Carlisle                           983        925         6.3%
Albert Heijn                           2,363      2,099        12.6%
Albert/Hypernova                         434        395         9.9%
Schuitema                                987        951         3.8%
                                     -------    -------    --------
Total retail                           8,621      8,505         1.4%
U.S. Foodservice                       4,600      4,812        (4.4%)
                                     -------    -------    --------
Ahold Group                           13,221     13,317        (0.7%)
                                     -------    -------    --------

Net sales of Ahold's unconsolidated joint venture ICA amounted to EUR 2,045 and EUR 1,660 in Q1 2007 and Q1 2006, respectively. The increase primarily reflects ICA's acquisition of the remaining stake in the previously unconsolidated joint venture Rimi Baltic AB in December 2006.

Net sales of Ahold's U.S. segments in U.S. dollars are as follows:

(U.S. dollars in millions)           Q1 2007    Q1 2006    % change
---------------------------------    -------    -------    --------
Stop & Shop/Giant-Landover             5,078      4,990         1.8%
Giant-Carlisle                         1,295      1,116        16.0%
U.S. Foodservice                       6,060      5,807         4.4%
                                     -------    -------    --------
Net sales of U.S. segments in USD     12,433     11,913         4.4%
Average USD exchange rate             0.7591     0.8287        (8.4%)
                                     -------    -------    --------
Net sales of U.S. segments in EUR      9,437      9,872        (4.4%)
                                     -------    -------    --------

                                        9
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
                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Condensed consolidated interim financial statements     First quarter 2007

OPERATING INCOME

Operating income (loss) per segment is as follows:

(Euros in millions)                  Q1 2007    Q1 2006    % change
---------------------------------    -------    -------    --------
Stop & Shop/Giant-Landover               173        239       (27.6%)
Giant-Carlisle                            43         42         2.4%
Albert Heijn                             150        102        47.1%
Albert/Hypernova                          (5)       (10)       50.0%
Schuitema                                 22         31       (29.0%)
                                     -------    -------    --------
Total retail                             383        404        (5.2%)
U.S. Foodservice                          79         67        17.9%
Corporate Center                         (34)       (35)        2.9%
Unallocated                               (7)       (12)       41.7%
                                     -------    -------    --------
Ahold Group                              421        424        (0.7%)
                                     -------    -------    --------

Operating income of Ahold's U.S. segments in U.S. dollars is as follows:

(U.S. dollars in millions)           Q1 2007    Q1 2006    % change
---------------------------------    -------    -------    --------
Stop & Shop/Giant-Landover               228        289       (21.1%)
Giant-Carlisle                            56         51         9.8%
U.S. Foodservice                         104         80        30.0%
                                     -------    -------    --------
Operating income of U.S. segments
 in USD                                  388        420        (7.6%)
Average USD exchange rate             0.7591     0.8287        (8.4%)
                                     -------    -------    --------
Operating income of U.S. segments
 in EUR                                  295        348       (15.2%)
                                     -------    -------    --------

Stop & Shop/Giant-Landover
Operating income in Q1 2007 includes restructuring charges of USD 9 (EUR 7) consisting primarily of severance charges and impairment losses. In Q1 2006, operating income was positively affected by a one-time benefit of USD 27 (EUR
23) due to a negotiated plan amendment in other post-employment benefits. Furthermore, operating income in Q1 2006 included a gain of USD 23 (EUR 19) on the sale of real estate, primarily two distribution facilities. This gain in Q1 2006 was partially offset by restructuring and severance charges of USD 20 (EUR
17) in the same quarter related primarily to the closure of one of these facilities.

Albert Heijn
In the first quarter of 2007, Albert Heijn recognized a gain on the sale of seven stores of EUR 7. The divestment of these stores was required by the Netherlands competition authority, NMa, following the approval of the acquisition of Konmar stores from Laurus in 2006.

Corporate Center
Operating income from the Company's self-insurance activities of EUR 8 in Q1 2007 reflects a EUR 11 decline from the Q1 2006 total of EUR 19. This reduction mainly reflects changes in the discount rate.

Unallocated
Unallocated costs include various general and administrative expenses that prior to the qualification of Tops as held for sale and discontinued operation were allocated to Tops within the Giant-Carlisle/Tops segment. These costs are not allocable to Tops as a discontinued operation.

Included in operating income are impairments and gains and losses on the sale of assets. For an overview per segment, see notes 4 and 5 below.

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                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Condensed consolidated interim financial statements     First quarter 2007

4 IMPAIRMENT OF ASSETS

General and administrative expenses include the following impairments and reversals of impairments of non-current assets and disposal groups held for sale:

(Euros in millions)             Q1 2007     Q1 2006
--------------------------     ---------   ---------
Stop & Shop/Giant-Landover            (4)        (10)
Giant-Carlisle                        (1)          -
Albert Heijn                          (2)         (2)
Albert/Hypernova                       -           -
Schuitema                             (1)          -
                               ---------   ---------
Total retail                          (8)        (12)
U.S. Foodservice                       1           -
Corporate Center                       -           -
                               ---------   ---------
Ahold Group                           (7)        (12)
                               ---------   ---------

5 GAINS AND LOSSES ON THE SALE OF ASSETS

General and administrative expenses include the following gains and losses on the sale of non-current assets and disposal groups held for sale:

(Euros in millions)             Q1 2007     Q1 2006
--------------------------     ---------   ---------
Stop & Shop/Giant-Landover             1          19
Giant-Carlisle                         -           -
Albert Heijn                           7           2
Albert/Hypernova                       1           2
Schuitema                              1           -
                               ---------   ---------
Total retail                          10          23
U.S. Foodservice                       -           -
Corporate Center                       -           -
                               ---------   ---------
Ahold Group                           10          23
                               ---------   ---------

For a discussion of significant gains and losses on the sale of assets, see note 3.

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                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Condensed consolidated interim financial statements     First quarter 2007

6 EXPENSES BY NATURE

The aggregate of cost of sales and operating expenses can be specified by nature as follows:

(Euros in millions)                           Q1 2007      Q1 2006      % CHANGE
------------------------------------------   ----------   ----------   ----------
Cost of product                                   9,888        9,897         (0.1%)
Employee benefit expenses                         1,626        1,701         (4.4%)
Other store expenses                                632          630          0.3%
Depreciation, amortization and impairments          270          288         (6.3%)
Rent expenses                                       193          193            -
Other expenses                                      191          184          3.8%
                                             ----------   ----------   ----------
Total                                            12,800       12,893         (0.7%)
                                             ----------   ----------   ----------

7 SHARE IN INCOME OF JOINT VENTURES AND ASSOCIATES

(Euros in millions)      Q1 2007     Q1 2006
-------------------     ---------   ---------
ICA                            21          29
Other                           1           -
                        ---------   ---------
Total                          22          29
                        ---------   ---------

Share in income of joint ventures and associates relates primarily to Ahold's 60% stake in ICA. Ahold's 49% stake in JMR is classified as held for sale and discontinued operation as of the end of 2006.

8 DISCONTINUED OPERATIONS

Income from discontinued operations, consisting of results from discontinued operations and results on divestments, can be specified as follows:

SEGMENTS                               DISCONTINUED OPERATIONS      Q1 2007       Q1 2006
------------------------------------   -------------------------   ----------    ----------
(Euros in millions)
Giant-Carlisle                         Tops                                (1)            3
Albert/Hypernova                       Poland                              (3)           22
Other retail                           JMR                                 11             5
                                                                   ----------    ----------
Results from discontinued operations                                        7            30
BI-LO/Bruno's                          BI-LO/Bruno's                        1             -
Other retail                           Bompreco/Hipercard                   -            (1)
Deli XL                                Deli XL                              1             -
                                                                   ----------    ----------
Results on divestments                                                      2            (1)
                                                                   ----------    ----------
Income from discontinued operations,
 net of income taxes                                                        9            29
                                                                   ----------    ----------

On November 6, 2006, Ahold announced its intention to divest U.S. Foodservice, its retail activities in Poland and Slovakia, the remaining Tops operations in New York and Pennsylvania and its 49% stake in JMR.

On December 4, 2006, Ahold reached an agreement on the divestment of its retail operations in Poland to Carrefour. The transaction is valued at EUR 375 and will consist of a cash consideration and assumed debt. The

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
                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Condensed consolidated interim financial statements     First quarter 2007

final purchase price is subject to customary price adjustments. The transaction is expected to close mid-year 2007 and is subject to the fulfillment of certain conditions, including anti-trust approval.

At year-end 2006, Poland and JMR qualified as held for sale and discontinued operations. During Q1 2007 Tops also qualified as held for sale and discontinued operation (including the operations in the Northeast Ohio and Adirondacks regions that were sold or closed prior to Q1 2007).

On May 2, 2007, Ahold reached an agreement on the sale of U.S. Foodservice to Restore Acquisition Corp., a newly formed entity controlled by investment funds affiliated with Clayton, Dubilier & Rice ("CD&R") and Kohlberg Kravis Roberts ("KKR") for a purchase price of USD 7.1 billion (EUR 5.2 billion). Closing of the transaction is expected in the second half of 2007 subject to fulfillment of customary conditions, including anti-trust approval. The agreement is subject to shareholder approval, which will be sought at an Extraordinary General Meeting to be held on June 19, 2007. Accordingly, U.S. Foodservice did not qualify as held for sale and discontinued operation at the end of Q1 2007.

Tops' results in Q1 2007 include restructuring and impairment charges of USD 10 (EUR 8) related to closed stores in the Northeast Ohio region. As a result of JMR's classification as held for sale and discontinued operation, JMR is no longer accounted for using the equity method as of 2007. JMR's result for Q1 2007 represents dividends received. The result of Poland in Q1 2006 included a gain on the sale of two shopping centers of EUR 39.

9 CUMULATIVE PREFERRED FINANCING SHARES

On January 2, 2007, 100,802,061 cumulative preferred financing shares with a par value of EUR 169 were converted into 22,419,051 common shares; such conversion being effected by (i) conversion of 22,419,051 cumulative preferred financing shares into 22,419,051 common shares and (ii) the acquisition for no consideration of 78,383,010 cumulative preferred financing shares by Ahold.

From the date Ahold received irrevocable notification of the conversion to common shares (November 30, 2006) until the conversion date, the preferred financing shares that have been converted were classified as a separate class of equity. On May 3, 2007, the General Meeting of Shareholders approved the proposal to cancel the 78,383,010 cumulative preferred financing shares acquired by the Company.

10 CASH FLOW

The following table presents a reconciliation between net income and cash generated from operations:

(Euros in millions)                                               Q1 2007       Q1 2006
--------------------------------------------------------------   ----------    ----------
Net income                                                              241           246
Adjustments for:
  Depreciation, amortization and impairments                            270           288
  Gain on the sale of assets and disposal groups held for sale          (10)          (23)
  Net financial expense                                                 137           165
  Share in income of joint ventures and associates                      (22)          (29)
  Income taxes                                                           74            71
  Income from discontinued operations                                    (9)          (29)
  Other                                                                   7             7
                                                                 ----------    ----------
Operating cash flow before changes in working capital                   688           696
Changes in working capital:
  Inventories                                                           (25)           16
  Receivables and other current assets                                   42            29
  Payables and other current liabilities                               (100)         (270)
Changes in non-current assets and liabilities                           (30)          (63)
Class action settlement                                                (284)         (536)
                                                                 ----------    ----------
Cash generated from operations                                          291          (128)
                                                                 ----------    ----------

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
                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Condensed consolidated interim financial statements     First quarter 2007

Cash generated from operations in Q1 2007 includes the payment of the remaining one third of the settlement amount in the Securities Class Action (EUR 284). Two thirds of the settlement amount (EUR 536, net of insurance proceeds) was funded into escrow in Q1 2006.

The following table presents the changes in cash and cash equivalent balances in the first quarters of 2007 and 2006:

(Euros in millions)                                                            Q1 2007       Q1 2006
---------------------------------------------------------------------------   ----------    ----------
Cash and cash equivalents of continuing operations beginning of the quarter        1,844         2,228
Restricted cash                                                                      (23)          (23)
Cash and cash equivalents related to discontinued operations                          23             -
                                                                              ----------    ----------
Cash and cash equivalents beginning of the quarter, including discontinued
 operations and excluding restricted cash                                          1,844         2,205
Net cash from operating, investing and financing activities                         (257)         (333)
Effect of exchange rate differences on cash and cash equivalents                     (17)          (42)
Restricted cash                                                                       22            28
Cash and cash equivalents related to discontinued operations                         (32)            -
                                                                              ----------    ----------
Cash and cash equivalents of continuing operations end of the quarter              1,560         1,858
                                                                              ----------    ----------

11 COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

D&S C.S. LITIGATION
On August 22, 2006, the Joint Court of Appeals of the Netherlands Antilles and Aruba upheld the judgment of the Court of First Instance in the Netherlands Antilles of September 5, 2005, in which all claims filed by Distribucion y Servicio D&S S.A. and Servicios Profesionales y de Comercializacion S.A. (together, "D&S c.s.") against Disco Ahold International Holdings N.V. were dismissed. D&S c.s. sought payment of approximately USD 47 (EUR 36) plus interest. Since D&S has not appealed with the Dutch Supreme Court within the set term, this judgment is now firm.

On April 26, 2005, D&S initiated legal proceedings in relation to the aforementioned claim against Ahold before the District Court of Haarlem in the Netherlands, seeking a similar amount in damages. On May 30, 2007, the District Court of Haarlem in its judgment decided against D&S c.s. and dismissed its claim against Ahold. D&S c.s. has taken initial steps to start arbitration proceedings against Disco in Argentina, but has to date not substantiated its claim. An arbitration panel was not appointed either. Disco believes it has meritorious defenses in these proceedings. As part of the sale of Disco to Cencosud in 2004, Ahold has indemnified Cencosud and Disco against this claim from D&S c.s.

CONTINGENT LIABILITIES

INDEMNIFICATION IN CONNECTION WITH THE SALE OF U.S. FOODSERVICE
The Stock Purchase Agreement dated May 2, 2007 by and between Ahold, Ahold U.S.A., Inc. and Restore Acquisition Corp., an entity controlled by investment funds associated with CD&R and KKR, and the other agreements related to the transaction (the "Contractual Documents"), as announced by Ahold on May 2, 2007, provide that Ahold shall indemnify and hold harmless U.S. Foodservice from and against damages and litigation expenses (including attorneys' fees and expenses) suffered, incurred or paid after the closing of the sale of U.S. Foodservice and all ancillary transactions contemplated by the Contractual Documents (the "Completion") relating to matters including (i) the previously disclosed putative class action filed against U.S. Foodservice by Waterbury Hospital, Cason, Inc., and Frankie's Franchise Systems Inc. in relation to certain U.S. Foodservice pricing practices for sales made by U.S. Foodservice prior to the Completion and any actions that might be brought by any current or former U.S. Foodservice customers that concern the pricing practices at issue in such litigation for sales made by U.S. Foodservice prior to the Completion and (ii) the previously disclosed investigation commenced by the Civil

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                                                        Koninklijke Ahold N.V.
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Condensed consolidated interim financial statements     First quarter 2007

Division of the U.S. Department of Justice into U.S. Foodservice's pricing practices for sales made to the U.S. Government prior to the Completion.

Acomplete overview of commitments and contingencies as of December 31, 2006 is included in Note 34 to Ahold's 2006 consolidated financial statements.

12 SUBSEQUENT EVENTS

ANDERS MOBERG TO LEAVE AHOLD
On April 27, 2007, Ahold announced that Anders Moberg, President and Chief Executive Officer, will leave the Company effective July 1, 2007. The Supervisory Board has appointed John Rishton, currently Ahold's Chief Financial Officer, as Acting President and CEO, effective July 1, 2007. While in that position, Mr. Rishton will continue to conduct his duties as CFO. It is expected that a final decision on succession will be announced in the latter part of 2007.

AGREEMENT ON THE SALE OF U.S. FOODSERVICE
On May 2, 2007, Ahold announced it had reached a definitive agreement on the sale of U.S. Foodservice to Restore Acquisition Corp., a newly formed entity controlled by investment funds affiliated with CD&R and KKR for a purchase price of USD 7.1 billion (EUR 5.2 billion). Closing of the transaction is expected in the second half of 2007 subject to the fulfilment of customary conditions, including anti-trust approval and approval by Ahold's shareholders. Shareholder approval will be sought at an Extraordinary General Meeting to be held on June 19, 2007.

CAPITAL REPAYMENT AND REVERSE STOCK SPLIT
On May 23, 2007, Ahold announced a proposal to amend its articles of association to allow for a capital repayment and reverse stock split to execute the previously announced program to return EUR 3 billion to shareholders. Ahold will make the proposal at an Extraordinary General Meeting of Shareholders to be held on June 19, 2007. Under the proposal, the adjustments in the nominal capital and the reverse stock split will result in a repayment of capital to shareholders of EUR 1.89 per common share, and a reduction in outstanding common shares. This reduction will reflect the amount of capital returned relative to the total market value of the outstanding common shares at the date that the amendment of the articles of association becomes effective. The repayment to shareholders and reverse stock split will be subject to the customary filings with the trade registry, a two-month creditor objection period, and the closing of the sale of U.S. Foodservice.

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                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Other financial and operating information               First quarter 2007

IDENTICAL(1) / COMPARABLE(2) SALES GROWTH (% YEAR OVER YEAR)

                      Q1 2007       Q1 2007
                     IDENTICAL     COMPARABLE
                    -----------    -----------
Stop & Shop                 0.3%           0.7%
Giant-Landover             (1.1%)         (0.8%)
Giant-Carlisle              4.4%           6.3%
Albert Heijn(3)             8.6%
Albert/Hypernova            3.4%
Schuitema                   3.2%

1.   Net sales from exactly the same stores in local currency.
2. Identical sales plus net sales from replacement stores in local currency. Comparable sales are only reported for Ahold's US retail companies.
3. Identical sales represents the identical sales of Albert Heijn supermarkets.

OPERATING MARGIN

Operating margin is defined as operating income as a percentage of net sales. For a discussion of operating income, see note 3 to the interim financial statements included in this report.

                                Q1 2007     Q1 2006
                               ---------   ---------
Stop & Shop/Giant-Landover           4.5%        5.8%
Giant-Carlisle                       4.3%        4.6%
Albert Heijn                         6.3%        4.9%
Albert/Hypernova                    (1.2%)      (2.5%)
Schuitema                            2.2%        3.3%
                               ---------   ---------
Total retail                         4.4%        4.8%
                               ---------   ---------
U.S. Foodservice                     1.7%        1.4%

STORE PORTFOLIO (1)
                              Q1 2007      Q1 2007        END OF
                              OPENINGS     CLOSING        Q1 2007
                             ----------   ----------    ----------
Stop & Shop/Giant-Landover            6           (8)          573
Giant-Carlisle                        -            -           143
Albert Heijn(2)                      19          (22)        1,708
Albert/Hypernova                      -           (1)          320
Schuitema                             2           (8)          452
                             ----------   ----------    ----------
Total retail                         27          (39)        3,196
                             ----------   ----------    ----------
1. Including franchise stores and associated stores, excluding discontinued operations.
2. Number of stores at the end of the quarter includes 976 specialty stores (Etos and Gall & Gall)

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                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Other financial and operating information               First quarter 2007

EBITDA

EBITDA is defined as net income before net financial expense, income taxes, depreciation and amortization. EBITDA does not exclude impairments. Impairments per segment are disclosed in note 4 to the interim financial statements included in this report.

(Euros in millions)                      Q1 2007       Q1 2006        % CHANGE
-------------------------------------   ----------    ----------     ----------
Stop & Shop/Giant-Landover                     296           373          (20.6%)
Giant-Carlisle                                  70            67            4.5%
Albert Heijn                                   194           144           34.7%
Albert/Hypernova                                10             8           25.0%
Schuitema                                       38            47          (19.1%)
                                        ----------    ----------     ----------
Total retail                                   608           639           (4.9%)
U.S. Foodservice                               116           107            8.4%
Corporate Center                               (33)          (34)           2.9%
Unallocated                                     (7)          (12)          41.7%
                                        ----------    ----------     ----------
                                               684           700           (2.3%)
Share in income of joint ventures and
 associates                                     22            29          (24.1%)
Income from discontinued operations              9            29          (69.0%)
                                        ----------    ----------     ----------
Total EBITDA                                   715           758           (5.7%)
                                        ----------    ----------     ----------

NET DEBT

                                                   APRIL 22,       DECEMBER
(Euros in millions)                                  2007          31, 2006       % CHANGE
-----------------------------------------------   ------------   ------------   ------------
Loans                                                    3,926          4,170           (5.9%)
Finance lease liabilities                                1,123          1,218           (7.8%)
Cumulative preferred financing shares                      497            497
                                                  ------------   ------------   ------------
Non-current portion of long-term debt                    5,546          5,885           (5.8%)
Loans, short-term borrowings and finance lease
 liabilities - current portion                             578            595           (2.9%)
                                                  ------------   ------------   ------------
Gross debt                                               6,124          6,480           (5.5%)
 Less: cash and cash equivalents(1)                      1,560          1,844          (15.4%)
                                                  ------------   ------------   ------------
Net debt                                                 4,564          4,636           (1.6%)
                                                  ------------   ------------   ------------

1. Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. Net cash book overdrafts amounted to EUR 332 and EUR 451 as of April 22, 2007 and December 31, 2006, respectively.

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                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Other financial and operating information               First quarter 2007

USE OF NON-GAAP FINANCIAL MEASURES

The reconciliation from EBITDA to net income for Ahold consolidated and to operating income per segment is as follows for the first quarters of 2007 and 2006, respectively:

                                                      DEPRECIATION                          NET                        NET
                                       EBITDA             AND             OPERATING      FINANCIAL      INCOME       INCOME
(Euros in millions)                    Q1 2007        AMORTIZATION         INCOME         EXPENSE       TAXES        Q1 2007
-----------------------------------   ----------    ----------------    ------------    ----------    ----------    ----------
Stop & Shop/Giant-Landover                   296                (123)            173
Giant-Carlisle                                70                 (27)             43
Albert Heijn                                 194                 (44)            150
Albert/Hypernova                              10                 (15)             (5)
Schuitema                                     38                 (16)             22
                                      ----------    ----------------    ------------    ----------    ----------    ----------
Total retail                                 608                (225)            383
U.S. Foodservice                             116                 (37)             79
Corporate Center                             (33)                 (1)            (34)
Unallocated                                   (7)                  -              (7)
                                      ----------    ----------------    ------------    ----------    ----------    ----------
                                             684                (263)            421          (137)          (74)          210
Share in income of joint ventures
 and associates                               22                                                                            22
Income from discontinued operations            9                                                                             9
                                      ----------    ----------------    ------------    ----------    ----------    ----------
Ahold Group                                  715                (263)                         (137)          (74)          241
                                      ----------    ----------------    ------------    ----------    ----------    ----------

                                                      DEPRECIATION                          NET                        NET
                                       EBITDA             AND             OPERATING      FINANCIAL      INCOME       INCOME
(Euros in millions)                    Q1 2006        AMORTIZATION         INCOME         EXPENSE       TAXES        Q1 2006
-----------------------------------   ----------    ----------------    ------------    ----------    ----------    ----------
Stop & Shop/Giant-Landover                   373                (134)            239
Giant-Carlisle                                67                 (25)             42
Albert Heijn                                 144                 (42)            102
Albert/Hypernova                               8                 (18)            (10)
Schuitema                                     47                 (16)             31
                                      ----------    ----------------    ------------    ----------    ----------    ----------
Total retail                                 639                (235)            404
U.S. Foodservice                             107                 (40)             67
Corporate Center                             (34)                 (1)            (35)
Unallocated                                  (12)                  -             (12)
                                      ----------    ----------------    ------------    ----------    ----------    ----------
                                             700                (276)            424          (165)          (71)          188
Share in income of joint ventures
 and associates                               29                                                                            29
Income from discontinued operations           29                                                                            29
                                      ----------    ----------------    ------------    ----------    ----------    ----------
Ahold Group                                  758                (276)                         (165)          (71)          246
                                      ----------    ----------------    ------------    ----------    ----------    ----------

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                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
Other financial and operating information               First quarter 2007

This interim financial report includes the following non-GAAP financial measures:

1.   Identical sales.
     Identical sales are net sales from exactly the same stores in local currency for the comparable period. Management believes that by excluding the impact of newly opened stores and currency fluctuations, this measure provides a meaningful insight for investors into the operating performance of Ahold's retail companies.

2.   Comparable sales.
     Comparable sales are identical sales plus net sales from replacement stores in local currency for the comparable period. Management believes that comparable sales is a useful measure for investors. It is management's view that by excluding the impact of newly opened stores (except for replacement stores) and currency fluctuations, this measure provides useful additional information for investors on the operating performance of Ahold's U.S. retail companies.

3.   EBITDA.
     EBITDA is net income before net financial expense, income taxes, depreciation and amortization. Management believes that EBITDA is a useful performance measure for investors. EBITDA is commonly used by investors to analyze profitability between companies and industries by eliminating the effects of financing (i.e., net financial expense) and capital investments (i.e., depreciation and amortization).

4.   Net debt.
     Net debt is the difference between (i) the sum of long-term debt and short-term debt (i.e., gross debt) and (ii) cash and cash equivalents. Management believes that net debt is a useful measure for investors. In management's view, because cash and cash equivalents can be used, among other things, to repay indebtedness, netting this against gross debt is a useful measure of Ahold's leverage. Net debt may include certain cash items that are not readily available for repaying debt.

Management believes that these non-GAAP financial measures allow for a better understanding of Ahold's operating and financial performance. These non-GAAP financial measures should be considered in addition to, but not as substitutes for, the most directly comparable IFRS measures.

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                                                        Koninklijke Ahold N.V.
                                                        Interim Financial Report
                                                        First quarter 2007

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this interim financial report are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to plans to divest U.S. Foodservice, Tops Markets, activities in Poland and Slovakia and the Company's stake in JMR, statements as to the expected terms and timing of the divestments of U.S. Foodservice and the activities in Poland and statements as to plans for a capital repayment and reverse stock split, the expected amount of such repayment and the expected timing thereof. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as Ahold's ability to complete planned divestments on terms acceptable to Ahold, including the closing of the sale of U.S. Foodservice, the ability to satisfy, or delays in satisfying, closing conditions to such divestments, the actions of Ahold's shareholders, competitors, government agencies and other third parties, Ahold's liquidity needs exceeding expected levels, the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, the benefits from Ahold's plans and strategies being less than those anticipated, the costs or other results of legal proceedings and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this interim financial report. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this interim financial report, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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